                                                  ----------------------------
                                                           OMB APPROVAL
                                                  ----------------------------
        UNITED STATES                                    OMB Number: 3235-0145
 SECURITIES AND EXCHANGE COMMISSION               Expires: December 31, 1997
     Washington, D.C. 20549                       Estimated average burden
                                                  hours per response.....14.90
                                                  ----------------------------




                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                          (Amendment No.         )*
                                        ---------
       Resource America Inc. (Restricted shares - not publicly traded)
-------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  761195205
              --------------------------------------------------
                                (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                       ------------------
CUSIP No.  761195205                         13G              Page 2 of 5 Pages
----------------------                                        -----------------
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    KEEFE MANAGERS, INC.
    13-361-0107
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
                       5       SOLE VOTING POWER

      NUMBER OF                450,000 *
       SHARES          ---------------------------------------------------------
    BENEFICIALLY       6       SHARED VOTING POWER
      OWNED BY
        EACH                   -0-
     REPORTING         ---------------------------------------------------------
       PERSON           7       SOLE DISPOSITIVE POWER
        WITH
                                 450,000
                       ---------------------------------------------------------

                        8       SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    450,000 *

--------------------------------------------------------------------------------
10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES         / /
    (See Instructions)
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    9.5% *
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON (See Instructions)

    IA, CO
--------------------------------------------------------------------------------

Item 1.       (a)      Name of Issuer:
                       Resource America Inc.

              (b) Address of Issuer's Principal Executive Offices or, if none, Residence:

                       1521 Locust Street
                       Philadelphia, PA  19102

Item 2.       (a)      Name of Person Filing:
                       KEEFE MANAGERS, INC.

              (b)      Address of Principal Business Office or, if none,
                       Residence:

                       375 Park Avenue (31st Floor)
                       New York, New York  10152

              (c)      Citizenship:
                       Delaware Corporation

              (d)      Title of Class of Securities:
                       Common Stock

              (e)      CUSIP Number:
                       761195205

Item 3. If this statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is an:

              (a) [ ]  Broker or Dealer registered under Section 15 of the
                       Act
              (b) [ ]  Bank as defined in section 3(a)(6) of the Act
              (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act
              (d) [ ] Investment Company registered under section 8 of the Investment Company Act

              (e) [X] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

              (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F)

              (g) [ ]  Parent Holding Company, in accordance with
                       13d-1(b)(ii)(G) (Note: See Item 7)

              (h) [ ]  Group, in accordance with 13d-1(b)(1)(ii)(H)

Item 4.       Ownership:

              (a) Amount Beneficially Owned: 450,000 *

              (b) Percent of Class: 9.5% *

              (c) Number of Shares as to which such person has:

                   (i) sole power to vote or direct the vote - 450,000 *

                  (ii) shared power to vote or direct the vote - 0

                 (iii) sole power to dispose or direct the disposition
                       of - 450,000 *

                  (iv) shared power to dispose or direct the disposition
                       of - 0

                  *Amounts do not include the 15,000 shares
                   (unrestricted-publicly traded shares - 0.31% of the outstanding) as to which Rainbow Managers, LLC ("RM"), a Registered Investment Advisor and an affiliate of Keefe Managers, Inc. ("KMI"), has sole power to vote or direct the vote or to dispose or direct the disposition. KMI does not beneficially own such shares. Such shares were purchased by RM on behalf of its discretionary client in the ordinary course of business and not for the purpose of or with the effect of changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having such purpose or effect.

Item 5.       Ownership of Five Percent or Less of a Class:
              Not applicable

Item 6.       Ownership of More than Five Percent on Behalf of Another
              Person:

              KMI has purchased all of the shares reported in this statement on behalf of its discretionary clients. Such clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities, subject to KMI's general authority to invest and reinvest the assets in each account under its management.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

                       Not applicable

Item 8.       Identification and Classification of Members of the Group

                       Not applicable

Item 9.       Notice of Dissolution of Group

                       Not applicable

Item 10.      Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            KEEFE MANAGERS, INC.

                                            BY:  /s/ Harry V. Keefe, Jr.
                                               ---------------------------------
                                                 Harry V. Keefe, Jr.
                                                       Chairman

Date:      February 9, 1998